3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: (215) 981- 4659

direct fax: (866) 422 - 2114

falcoj@pepperlaw.com

April 27, 2020

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: Valerie J. Lithotomos, Senior Counsel

Re:	Third Avenue Variable Series Trust (the “Trust”) 1940 Act File No. 811-09395 1933 Act File No. 333-81141

Dear Ms. Lithotomos:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) to the Trust’s Post-Effective Amendment No. 34 to the Trust’s registration statement on Form N-1A filed with the Commission on February 28, 2020 (the “Amendment”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) in connection with the Trust’s annual update of its Registration Statement in order to incorporate certain material changes into the Prospectus and Statement of Additional Information (“SAI”) for the FFI Strategies Portfolio (formerly, Third Avenue Value Portfolio), a series of the Trust (the “Portfolio”). We appreciate the opportunity to respond to the Staff’s comments.

We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response.

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Prospectus

1.	Please provide an explanation of what FFI means.

Response: “FFI” stands for “fundamental and factor investments.” The “fundamental” portion of the Portfolio is advised by Third Avenue Management LLC (“Third Avenue”) using its fundamental research methodology and investment strategy and the “factor” portion of the Portfolio is sub-advised by Cadence Capital Management LLC (“Cadence”) using certain quantitative factors and a qualitative analysis to implement its investment strategy.

2.	Please note that the cover page of the Prospectus does not include disclosure regarding electronic delivery of shareholder reports.

Response: The Trust confirms that, since shares of the Portfolio are offered only to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies, it currently does not intend to rely on Rule 30e-3 under the Investment Company Act of 1940 (“1940 Act”) regarding the electronic transmittal of shareholder reports.

3.	Please include a completed fee table and expense example in the summary section of the Prospectus. Please confirm that the expense example only reflects the impact of the waiver for those periods during which the waiver is in effect.

Response: A completed fee table and expense example are included in Amendment No. 35 to the Trust’s Registration Statement and as Appendix A attached hereto. Additionally, the Trust hereby confirms that that the expense example in the Prospectus only reflects the impact of the waiver for those periods during which the waiver is in effect.

4.	Significant market events have occurred since the Amendment was filed as a result of the COVID-19 pandemic. Please consider whether the Portfolio’s disclosures, including risk disclosures, should be revised based on how these events are affecting both debt and equity markets. If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

Response: The disclosure regarding “Market Risk” in the summary of principal risks and the principal risks sections of the Prospectus have been revised to address potential impact on financial markets due to pandemics and other risks.

5.	Please note that the Portfolio’s principal investment strategies do not reference timber, oil or investing in Canada. Please comport the principal risks with the strategy.

Response: The Prospectus has been revised to address the Staff’s comment. The Portfolio does not have a principal strategy to invest in timber, oil or Canada.

6.	Cybersecurity risk is not disclosed as a principal risk but is disclosed the SAI. Consider whether this risk should be a principal risk disclosed in the Prospectus.

Response: The Prospectus has been revised to address the Staff’s comment. In light of Cadence’s investment strategy, cybersecurity risk has been added as a principal risk in the Prospectus.

SAI

7.	Consider whether fundamental investment restriction number 3 conflicts with the Portfolio’s investments relating to timber, gas and Canadian securities.

Response: The Trust confirms that the Portfolio does not directly invest in interests in oil, gas, or other mineral exploration or development programs. Rather, the portfolio may invest in securities of companies that operate businesses involved in the exploration or development of oil, gas or other minerals.

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Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,
/s/ John P. Falco
John P. Falco

cc:	Joel L. Weiss, President of Third Avenue Variable Series Trust T. Richard Keyes, Treasurer of Third Avenue Variable Series Trust John M. Ford, Esq.

APPENDIX A

Fees and Expenses

This table describes the fees and expenses that you pay if you buy and hold shares of the FFI Strategies Portfolio (the “Portfolio”) through a separate account (“Account”) of an insurance company (“Participating Insurance Company”) that issues variable annuity contracts or variable life insurance policies (“Contracts”). The insurance company contract through which you invest may have other additional fees and expenses. If such fees and expenses were reflected, the figures in the table would be higher.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the net asset value of your investment):

Management (Advisory) Fee	0.90%
Other Expenses	0.74%
Total Annual Portfolio Operating Expenses (as a percentage of net assets)[1]	1.64%
Fee Deferred/Expenses Reimbursed[1]	(0.34)%
Net Annual Portfolio Operating Expenses[1]	1.30%

1 The Portfolio's investment adviser, Third Avenue Management LLC (the “Adviser” or “Third Avenue”) has contractually agreed, for a period of one year from the date of this Prospectus, to defer receipt of advisory fees and/or reimburse Portfolio expenses in order to limit Net Annual Portfolio Operating Expenses (exclusive of taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses) to 1.30% of the average daily net assets of the Portfolio, subject to later reimbursement by the Portfolio in certain circumstances (the “Expense Limitation Agreement”). In general, for a period of up to 36 months from the time of any deferral, reimbursement, or payment pursuant to the above-described contractual expense limitations, the Adviser may recover from the Portfolio fees deferred and expenses paid to the extent that such repayment would not cause the Net Annual Portfolio Operating Expenses to exceed the contractual expense limitation amounts set forth above, but any repayment will not include interest. The Adviser’s recovery is limited to the lesser of the expense limitation at the time of the waiver and the time of recapture. The Expense Limitation Agreement can only be amended by agreement of the Portfolio’s investment adviser and Independent board members to lower Net Annual Portfolio Operating Expenses and will terminate automatically in the event of termination of the Investment Management Agreement by one of the parties, effective upon the effectiveness of such termination. Beginning on October 17, 2019, the Adviser, although contractually entitled to reimbursement under the Expense Limitation Agreement, has voluntarily agreed not to request reimbursement through October 31, 2021 after which it may seek reimbursement if permitted by the terms of the Expense Limitation Agreement.

Example

The following example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. This example does not reflect separate account charges. If these charges were included, overall expenses would be higher. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same giving effect to the Expense Limitation Agreement in year one only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$132	$484	$860	$1,915

The Example should not be considered a representation of past or future expenses, as actual expenses may be greater or lower than those shown.